Magda El Guindi-Rosenbaum +1.202.373.6091 mer@morganlewis.com

VIA EDGAR

June 23, 2017

Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Registrant”), this letter responds to comments relating to the Registrant’s Post-Effective Amendment No. 114 (“PEA No. 114”) filed on April 11, 2017 for the purpose of registering shares of the AdvisorShares New Tech and Media ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 114.

1.	Comment. Please confirm that the Fund will comply with the Registrant’s actively managed ETF exemptive order.

Response. Registrant so confirms.

2.	Comment. Please consider deleting the line item in the fee table relating to a 12b-1 fee if there is no 12b-1 plan in place.

Response. Registrant represents that there is a 12b-1 plan in place, however, there is no 12b-1 fee currently charged under the plan.

3.	Comment. Please note that the SEC staff would like to see a completed fee table before the effective date either via email or EDGAR correspondence.

Response. Registrant confirms that it provided a completed fee table via email on June 15, 2017.

June 23, 2017

4.	Comment. Please confirm that the contractual expense limitation will be in effect for at least one year from the date of the prospectus.

Response. Registrant so confirms.

5.	Comment. Please confirm that the expense example will only reflect the expense cap for one year.

Response. Registrant so confirms.

6.	Comment. Please clarify what is meant by the term “media” in the Fund’s name with the use of examples in the principal investment strategy section.

Response. Registrant has clarified the disclosure as requested.

7.	Comment. Please plain English the explanation of factors in the principal investment strategy section (for example, what is meant by “forward view” in the 2nd factor and “technical overlay on each security to help determine the technical direction of the security as well as using technical tools as a timing metric” in the 4th factor).

Response. Registrant has clarified the disclosure as requested.

8.	Comment. Please clarify whether investment in emerging markets securities is a principal investment strategy.

Response. Registrant represents that the Fund will not invest in emerging markets securities as a principal investment strategy.

9.	Comment. Please consider whether there should be disclosed a media sector risk separate from the information technology sector risk.

Response. Registrant represents that the media companies in which it will invest are categorized under the information technology sector.

10.	Comment. Please clarify whether investment in large cap securities is a principal investment strategy.

Response. Registrant represents that the Fund may invest in securities of companies of any market capitalization; however, as disclosed in the principal investment strategy section, market cap growth is a factor in determining stock selection.

11.	Comment. Please disclose supplementally the range considered to be large cap.

Response. The Fund’s sub-adviser considers large cap companies to have a market capitalization in excess of $10 billion.

12.	Comment. Please confirm that the risk of absence of an active trading market is disclosed.

Response. Registrant so confirms.

June 23, 2017

13.	Comment. Please note the SEC staff requests the addition of the following liquidity risk disclosure specific to ETFs. Please disclose that in stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Also note that this adverse effect on liquidity for the ETF’s shares in turn can lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response. Registrant has added the requested risk disclosure.

14.	Comment. Please disclose supplementally whether shareholders will be given 60 days notice of an investment objective change.

Response. Registrant has not adopted a notice policy; generally, however, the Fund will attempt to provide shareholders with 30 to 60 days notice of a material change to the Fund’s investment objective.

15.	Comment. Please acknowledge supplementally that investment company shares are looked through in determining compliance with the concentration policy disclosed in the SAI.

Response. Registrant so acknowledges.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum